LAL

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) ___________
(Amendment No. 12)*
The Estée Lauder Companies Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share	518439 10 4
(Title of class of securities)	(CUSIP number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1 of 8 Pages Exhibit Index Appears on Page 8

CUSIP No.	518439 10 4	13G	Page 2 of 8

1	NAME OF REPORTING PERSONS:	Leonard A. Lauder
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*	(a) [_] (b) ☒
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	51,566,511
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	509,720
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	51,566,511
PERSON WITH	8	SHARED DISPOSITIVE POWER:	509,720
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	52,076,231** SEE ITEM 4
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ** SEE ITEM 4	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	32.8% ** SEE ITEM 4
12	TYPE OF REPORTING PERSON:	IN

Item 1. Identity of Issuer

(a)	The name of the issuer is The Estée Lauder Companies Inc. (the “Issuer”).
(b)	The address of the Issuer’s principal executive office is 767 Fifth Avenue, New York, New York 10153.

Item 2. Identity of Person Filing

(a) - (c)

This report is being filed by Leonard A. Lauder with a business address of 767 Fifth Avenue, New York, New York 10153 (the “Reporting Person”). The Reporting Person is a citizen of the United States of America.

(d) - (e)	This report covers the Issuer’s Class A Common Stock, par value $.01 per share (the “Class A Common Stock”). The CUSIP number of the Class A Common Stock is 518439 10 4.

Item 3.

Not Applicable.

Item 4. Ownership

(a)

As of December 31, 2007, the Reporting Person beneficially owned 52,076,231 shares of Class A Common Stock as follows: (i) 4,031,669 shares of Class A Common Stock held directly by the Reporting Person; (ii) 2,829,302 shares of Class A Common and 42,705,540 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”), held indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P.; (iii) 40,220 shares of Class B Common Stock held indirectly as co-trustee of the Estée Lauder 2002 Trust; (iv) 469,500 shares of Class A Common Stock held indirectly as co-trustee of the American Art Foundation (“AAF”); and (v) 2,000,000 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person. The shares of Class A Common Stock beneficially owned by the Reporting Person exclude 390,000 shares of Class A Common Stock owned by his wife and 125,000 shares of Class A Common Stock subject to exercisable employee stock options held by his wife, for which the Reporting Person disclaims beneficial ownership. The shares owned by the Reporting Person’s wife are not covered by the Stockholders’ Agreement (as defined below). The Reporting Person disclaims beneficial ownership of the shares owned by the AAF and such shares are not covered by the Stockholders’ Agreement.

(b)

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a

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person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 52,076,231 shares of Class A Common Stock, which would constitute 32.8% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 9,330,471 shares of Class A Common Stock and the 42,745,760 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 48.1% of the aggregate voting power of the Issuer.
(c)

The Reporting Person has sole voting and dispositive power with respect to: (i) 4,031,669 shares of Class A Common Stock held directly by the Reporting Person; (ii) 2,829,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock held indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P.; and (iii) 2,000,000 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person. The Reporting Person shares voting and dispositive power with (a) Ronald S. Lauder, as co-trustees of The Estée Lauder 2002 Trust, with respect to 40,220 shares of Class B Common Stock owned by The Estée Lauder 2002 Trust and (b) William P. Lauder and Joan Krupskas, as co-trustees of the AAF, with respect to 469,500 shares of Class A Common Stock owned by the AAF.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

William P. Lauder and Gary M. Lauder, as stockholders of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,829,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock owned by LAL Family Partners L.P. Ronald S. Lauder, as a co-trustee and beneficiary of The Estée Lauder 2002 Trust, and Ira T. Wender, as a co-trustee of The Estée Lauder 2002 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 40,220 shares of Class B Common Stock owned by The Estée Lauder 2002 Trust. The AAF, of which the Reporting Person is a co-trustee, has the right to receive or the power to direct the receipt of dividends

Page 4 of 8 Pages

from, or the proceeds from the sale of, the 469,500 shares of Class A Common Stock owned by the AAF.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2008	/s/ Leonard A. Lauder
Leonard A. Lauder

Page 6 of 8 Pages

EXHIBIT INDEX

Exhibit A	--	List of Parties to the Stockholders’ Agreement

Page 7 of 8 Pages

EXHIBIT A

List of Parties to the Stockholders’ Agreement

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estée Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald S. Lauder 1966 Trust and (c) as Trustee of The Estée Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estée Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT and (e) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

Ira T. Wender, as Trustee of The Estée Lauder 2002 Trust

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

The Rockefeller Trust Company (Delaware) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT

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